UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

SOLARFUN POWER HOLDINGS CO., LTD.

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

83415U108

(CUSIP Number)

Hanwha Solar Holdings Co., Ltd.

Hanwha Chemical Corporation

Hanwha Corporation

Mr. Seung-Youn Kim

Hanwha Building, 1, Janggyo-dong, Jung-gu

Seoul 100-797, Korea

Phone Number: (82) 2 729 2700

Attention: Mr. Moon-Ghee Ryu

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83415U108

1.	NAME OF REPORTING PERSON Hanwha Solar Holdings Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 208,347,863(2)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 208,347,863(2)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,347,863(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical Corporation (“Hanwha Chemical”) on September 16, 2010, and (b) the internal reserves of Hanwha Chemical. Hanwha Solar Holdings Co., Ltd. (“Hanwha”) is a wholly-owned subsidiary of Hanwha Chemical.

(2) The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 163,267,844 ordinary shares of Solarfun Power Holdings Co., Ltd. (the “Issuer”), par value US$0.0001 per share (“Ordinary Shares”), which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 American Depositary Shares (“ADSs”) of the Issuer; and (b) 45,080,019 Ordinary Shares (the “Loaned Shares”) issued or issuable to Hanwha pursuant to that certain Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between the Issuer and Hanwha (the “Share Lending Agreement”), which Loaned Shares are comprised of: (i) 30,672,689 Ordinary Shares issued to Hanwha on September 16, 2010 (the “Initial Loaned Shares”), and (ii) subject to the approval of the shareholders of the Issuer, up to an additional 14,407,330 Ordinary Shares issuable to Hanwha (the “Additional Loaned Shares”). The final number of Additional Loaned Shares issuable to Hanwha under the Share Lending Agreement will be based on the number of outstanding ADSs subject to that certain Share Issuance and Repurchase Agreement by and between the Issuer and Morgan Stanley & Co. International PLC or its permitted successors and assigns (the “Dealer”), dated as of January 23, 2008 (the “Dealer Agreement”). The Issuer represented to Hanwha that as of September 16, 2010, an aggregate of 9,019,611 ADSs (the “Loaned ADSs”) were outstanding. In the event the Issuer receives shareholder approval to issue the Additional Loaned Shares to Hanwha and 9,019,611 Loaned ADSs are outstanding under the Dealer Agreement as of the date of such shareholder approval, the Issuer is contractually obligated to issue Hanwha 14,407,330 Additional Loaned Shares on the day immediately following the date the Issuer receives shareholder approval. For each Loaned ADS repurchased by the Issuer (Y) prior to the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to reduce the number of Additional Loaned Shares issuable to Hanwha by 4.998 Ordinary Shares, and (Z) following the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to repurchase 4.998 Additional Loaned Shares from Hanwha. The 163,267,844 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares are held directly by Hanwha.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3) Percentage of class calculated based on an aggregate of 290,708,739 Ordinary Shares issued and outstanding, as reported in the Issuer’s Report of Foreign Private Issuer on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 25, 2010, as amended by the Issuer’s Report of Foreign Private Issuer on Form 20-F/A filed with the SEC on June 29, 2010 (as amended, the “Form 20-F”), plus each of the following: (a) 36,455,089 Ordinary Shares issued to Hanwha on September 16, 2010 pursuant to that certain Share Purchase Agreement, dated as of August 3, 2010, by and between the Issuer and Hanwha Chemical (the “Issuer SPA”); (b) 30,672,689 Initial Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; (c) 14,407,330 Additional Loaned Shares that the Issuer may, subject to the approval of the shareholders of the Issuer, issue to Hanwha pursuant to the terms of the Share Lending Agreement; and (d) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement; for an aggregate total of 417,341,902 outstanding Ordinary Shares.

The Issuer stated in the Form 20-F that it does not believe that the Ordinary Shares represented by the Loaned ADSs will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Form 20-F, the Issuer excluded the 9,019,611 Loaned ADSs from the number of Ordinary Share equivalents deemed outstanding. As noted in the Form 20-F, the Issuer’s total outstanding Ordinary Shares would have been 335,806,794 if the 9,019,611 Loaned ADSs were included in the calculation of beneficial ownership.

Due to similarities between the Dealer Agreement and the Share Lending Agreement, it is expected that the Issuer would not treat any of the Loaned Shares as outstanding for purposes of calculating the Reporting Persons’ beneficial ownership of the Ordinary Shares.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 163,267,844 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer stated in the Form 20-F that during 2009, it issued 2,200,000 Ordinary Shares to its share depository bank, which will be used to settle stock option awards upon their exercise (the “Option Reserve Shares”). According to the Issuer’s statements in the Form 20-F, no consideration was received by the Issuer for the issuance of the Option Reserve Shares and any of the Option Reserve Shares not used in the settlement of stock option awards will be returned to the Issuer. The Issuer further stated in the Form 20-F that the Option Reserve Shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore the Issuer excluded the Option Reserve Shares from the computation of earnings per share. Moreover, for purposes of calculating beneficial ownership in the Form 20-F, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

CUSIP No.: 83415U108

1.	NAME OF REPORTING PERSON Hanwha Chemical Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, BK (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 208,347,863(2)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 208,347,863(2)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,347,863(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, and (b) the internal reserves of Hanwha Chemical.

(2) The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 163,267,844 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs of the Issuer; and (b) the 45,080,019 Loaned Shares, which Loaned Shares are comprised of: (i) 30,672,689 Initial Loaned Shares, and (ii) subject to the approval of the shareholders of the Issuer, up to 14,407,330 Additional Loaned Shares. The final number of Additional Loaned Shares issuable to Hanwha under the Share Lending Agreement will be based on the number of outstanding ADSs subject to the Dealer Agreement. The Issuer represented to Hanwha that as of September 16, 2010, an aggregate of 9,019,611 Loaned ADSs were outstanding. In the event the Issuer receives shareholder approval to issue the Additional Loaned Shares to Hanwha and 9,019,611 Loaned ADSs are outstanding under the Dealer Agreement as of the date of such shareholder approval, the Issuer is contractually obligated to issue Hanwha 14,407,330 Additional Loaned Shares on the day immediately following the date the Issuer receives shareholder approval. For each Loaned ADS repurchased by the Issuer (Y) prior to the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to reduce the number of Additional Loaned Shares issuable to Hanwha by 4.998 Ordinary Shares, and (Z) following the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to repurchase 4.998 Additional Loaned Shares from Hanwha. The 163,267,844 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares are held directly by Hanwha. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 163,267,844 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3) Percentage of class calculated based on an aggregate of 290,708,739 Ordinary Shares issued and outstanding, as reported in the Form 20-F, plus each of the following: (a) 36,455,089 Ordinary Shares issued to Hanwha on September 16, 2010 pursuant to the Issuer SPA; (b) 30,672,689 Initial Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; (c) 14,407,330 Additional Loaned Shares that the Issuer may, subject to the approval of the shareholders of the Issuer, issue to Hanwha pursuant to the terms of the Share Lending Agreement; and (d) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement; for an aggregate total of 417,341,902 outstanding Ordinary Shares.

The Issuer stated in the Form 20-F that it does not believe that the Ordinary Shares represented by the Loaned ADSs will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Form 20-F, the Issuer excluded the 9,019,611 Loaned ADSs from the number of Ordinary Share equivalents deemed outstanding. As noted in the Form 20-F, the Issuer’s total outstanding Ordinary Shares would have been 335,806,794 if the 9,019,611 Loaned ADSs were included in the calculation of beneficial ownership.

Due to similarities between the Dealer Agreement and the Share Lending Agreement, it is expected that the Issuer would not treat any of the Loaned Shares as outstanding for purposes of calculating the Reporting Persons’ beneficial ownership of the Ordinary Shares.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 163,267,844 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer stated in the Form 20-F that during 2009, it issued 2,200,000 Option Reserve Shares. According to the Issuer’s statements in the Form 20-F, no consideration was received by the Issuer for the issuance of the Option Reserve Shares and any of the Option Reserve Shares not used in the settlement of stock option awards will be returned to the Issuer. The Issuer further stated in the Form 20-F that the Option Reserve Shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore the Issuer excluded the Option Reserve Shares from the computation of earnings per share. Moreover, for purposes of calculating beneficial ownership in the Form 20-F, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

CUSIP No.: 83415U108

1.	NAME OF REPORTING PERSON Hanwha Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 208,347,863(2)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 208,347,863(2)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,347,863(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, and (b) the internal reserves of Hanwha Chemical.

(2) The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 163,267,844 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs of the Issuer; and (b) the 45,080,019 Loaned Shares, which Loaned Shares are comprised of: (i) 30,672,689 Initial Loaned Shares, and (ii) subject to the approval of the shareholders of the Issuer, up to 14,407,330 Additional Loaned Shares. The final number of Additional Loaned Shares issuable to Hanwha under the Share Lending Agreement will be based on the number of outstanding ADSs subject to the Dealer Agreement. The Issuer represented to Hanwha that as of September 16, 2010, an aggregate of 9,019,611 Loaned ADSs were outstanding. In the event the Issuer receives shareholder approval to issue the Additional Loaned Shares to Hanwha and 9,019,611 Loaned ADSs are outstanding under the Dealer Agreement as of the date of such shareholder approval, the Issuer is contractually obligated to issue Hanwha 14,407,330 Additional Loaned Shares on the day immediately following the date the Issuer receives shareholder approval. For each Loaned ADS repurchased by the Issuer (Y) prior to the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to reduce the number of Additional Loaned Shares issuable to Hanwha by 4.998 Ordinary Shares, and (Z) following the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to repurchase 4.998 Additional Loaned Shares from Hanwha. The 163,267,844 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares are held directly by Hanwha. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 163,267,844 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares. Hanwha Corporation together with its affiliates hold approximately 42.33% of the outstanding common/voting shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 163,267,844 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3) Percentage of class calculated based on an aggregate of 290,708,739 Ordinary Shares issued and outstanding, as reported in the Form 20-F, plus each of the following: (a) 36,455,089 Ordinary Shares issued to Hanwha on September 16, 2010 pursuant to the Issuer SPA; (b) 30,672,689 Initial Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; (c) 14,407,330 Additional Loaned Shares that the Issuer may, subject to the approval of the shareholders of the Issuer, issue to Hanwha pursuant to the terms of the Share Lending Agreement; and (d) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement; for an aggregate total of 417,341,902 outstanding Ordinary Shares.

The Issuer stated in the Form 20-F that it does not believe that the Ordinary Shares represented by the Loaned ADSs will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Form 20-F, the Issuer excluded the 9,019,611 Loaned ADSs from the number of Ordinary Share equivalents deemed outstanding. As noted in the Form 20-F, the Issuer’s total outstanding Ordinary Shares would have been 335,806,794 if the 9,019,611 Loaned ADSs were included in the calculation of beneficial ownership.

Due to similarities between the Dealer Agreement and the Share Lending Agreement, it is expected that the Issuer would not treat any of the Loaned Shares as outstanding for purposes of calculating the Reporting Persons’ beneficial ownership of the Ordinary Shares.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 163,267,844 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer stated in the Form 20-F that during 2009, it issued 2,200,000 Option Reserve Shares. According to the Issuer’s statements in the Form 20-F, no consideration was received by the Issuer for the issuance of the Option Reserve Shares and any of the Option Reserve Shares not used in the settlement of stock option awards will be returned to the Issuer. The Issuer further stated in the Form 20-F that the Option Reserve Shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore the Issuer excluded the

Option Reserve Shares from the computation of earnings per share. Moreover, for purposes of calculating beneficial ownership in the Form 20-F, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

CUSIP No.: 83415U108

1.	NAME OF REPORTING PERSON Mr. Seung-Youn Kim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF(1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 208,347,863(2)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 208,347,863(2)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,347,863(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, and (b) the internal reserves of Hanwha Chemical.

(2) The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 163,267,844 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs of the Issuer; and (b) the 45,080,019 Loaned Shares, which Loaned Shares are comprised of: (i) 30,672,689 Initial Loaned Shares, and (ii) subject to the approval of the shareholders of the Issuer, up to 14,407,330 Additional Loaned Shares. The final number of Additional Loaned Shares issuable to Hanwha under the Share Lending Agreement will be based on the number of outstanding ADSs subject to the Dealer Agreement. The Issuer represented to Hanwha that as of September 16, 2010, an aggregate of 9,019,611 Loaned ADSs were outstanding. In the event the Issuer receives shareholder approval to issue the Additional Loaned Shares to Hanwha and 9,019,611 Loaned ADSs are outstanding under the Dealer Agreement as of the date of such shareholder approval, the Issuer is contractually obligated to issue Hanwha 14,407,330 Additional Loaned Shares on the day immediately following the date the Issuer receives shareholder approval. For each Loaned ADS repurchased by the Issuer (Y) prior to the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to reduce the number of Additional Loaned Shares issuable to Hanwha by 4.998 Ordinary Shares, and (Z) following the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to repurchase 4.998 Additional Loaned Shares from Hanwha. The 163,267,844 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares are held directly by Hanwha. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 163,267,844 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares. Hanwha Corporation together with its affiliates hold approximately 42.33% of the outstanding common/voting shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 163,267,844 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 35.81% of the outstanding common/voting shares of Hanwha Chemical and Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of the 163,267,844 Ordinary Shares, the 30,672,689 Initial Loaned Shares and the right to acquire Additional Loaned Shares.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3) Percentage of class calculated based on an aggregate of 290,708,739 Ordinary Shares issued and outstanding, as reported in the Form 20-F, plus each of the following: (a) 36,455,089 Ordinary Shares issued to Hanwha on September 16, 2010 pursuant to the Issuer SPA; (b) 30,672,689 Initial Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; (c) 14,407,330 Additional Loaned Shares that the Issuer may, subject to the approval of the shareholders of the Issuer, issue to Hanwha pursuant to the terms of the Share Lending Agreement; and (d) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement; for an aggregate total of 417,341,902 outstanding Ordinary Shares.

The Issuer stated in the Form 20-F that it does not believe that the Ordinary Shares represented by the Loaned ADSs will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Form 20-F, the Issuer excluded the 9,019,611 Loaned ADSs from the number of Ordinary Share equivalents deemed outstanding. As noted in the Form 20-F, the Issuer’s total outstanding Ordinary Shares would have been 335,806,794 if the 9,019,611 Loaned ADSs were included in the calculation of beneficial ownership.

Due to similarities between the Dealer Agreement and the Share Lending Agreement, it is expected that the Issuer would not treat any of the Loaned Shares as outstanding for purposes of calculating the Reporting Persons’ beneficial ownership of the Ordinary Shares.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 163,267,844 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer stated in the Form 20-F that during 2009, it issued 2,200,000 Option Reserve Shares. According to the Issuer’s statements in the Form 20-F, no consideration was received by the Issuer for the issuance of the Option Reserve Shares and any of the Option Reserve Shares not used in the settlement of stock option awards will be returned to the Issuer. The Issuer further stated in the Form 20-F that the Option Reserve Shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore the Issuer excluded the Option Reserve Shares from the computation of earnings per share. Moreover, for purposes of calculating beneficial ownership in the Form 20-F, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

ITEM 1.	Security and Issuer.

The securities to which this Schedule 13D relates are the ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and American Depositary Shares, each representing five Ordinary Shares (“ADSs”), of Solarfun Power Holdings Co., Ltd., a company organized under the laws of the Cayman Islands (the “Issuer”). The principal executive offices of the Issuer are located at 666 Linyang Road, Qidong, Jiangsu Province 226200, People’s Republic of China.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Hanwha Solar Holdings Co., Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Hanwha”), Hanwha Chemical Corporation, a Korean company (“Hanwha Chemical”), Hanwha Corporation, a Korean company (“Hanwha Corporation”), and Mr. Seung-Youn Kim, a Korean citizen (together with Hanwha, Hanwha Chemical and Hanwha Corporation, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Hanwha Solar Holdings Co., Ltd.

Hanwha Solar Holdings Co., Ltd. is an exempted company incorporated under the laws of the Cayman Islands whose business is holding securities of the Issuer. The business address of Hanwha is Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea. Information relating to the directors and executive officers of Hanwha is set forth on Schedule A hereto, which is incorporated herein by reference.

Hanwha Chemical Corporation

Hanwha Chemical Corporation is a Korean company whose business is chemical production. The business address of Hanwha Chemical is Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea. Information relating to the directors and executive officers of Hanwha Chemical is set forth on Schedule B hereto, which is incorporated herein by reference. Hanwha Chemical holds all of the issued and outstanding shares of Hanwha.

Hanwha Corporation

Hanwha Corporation is a Korean company whose business is commercial explosives, technologically advanced defense industry products, aerospace products, petroleum, metals, and other goods. The business address of Hanwha Corporation is Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea. Information relating to the directors and executive officers of Corporation is set forth on Schedule C hereto, which is incorporated herein by reference. Hanwha Corporation together with its affiliates hold approximately 42.33% of the outstanding common/voting shares of Hanwha Chemical.

Mr. Seung-Youn Kim

The principal occupation of Mr. Seung-Youn Kim is representative director and executive officer of Hanwha Chemical and Hanwha Corporation. The business address of Mr. Seung-Youn Kim is Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea. Mr. Seung-Youn Kim is a Korean citizen. Mr. Seung-Youn Kim, together with his affiliates hold approximately 35.81% of the outstanding common/voting shares of Hanwha Corporation.

(d) and (e). During the last five years, none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedules A, B and C hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedules A, B and C hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), except as follows: on September 11, 2007, Mr. Seung-Youn Kim, a representative director of Hanwha Chemical and Hanwha Corporation, was convicted of assault by the Appellate Division of the Seoul Central District Court and sentenced to a penal servitude of 18 months, which sentence was suspended for three years. Subsequently, on August 15, 2008, Mr. Kim was granted a pardon for the sentence, which, under Korean law, exempts Mr. Kim from the enforcement of the sentence and imposes no restriction on Mr. Kim’s participation in the management of Hanwha group companies. On January 21, 2009, Hanwha Chemical was convicted of cartel activities (fixing the price of sodium hydroxide and restricting the volume of supplies together with other Korean petrochemical companies) by the Seoul Central District Court and sentenced to a criminal fine of 50 million Korean Won.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, and (b) the internal reserves of Hanwha Chemical.

ITEM 4.	Purpose of Transaction.

Share Purchase Agreements

On August 3, 2010, Hanwha Chemical entered into a Share Purchase Agreement with the Issuer (the “Issuer SPA”), pursuant to which the Issuer agreed to sell to Hanwha Chemical and Hanwha Chemical agreed to purchase from the Issuer an aggregate of 36,455,089 Ordinary Shares at a price of $2.14431 per Ordinary Share for total proceeds of $78,171,011.89. Concurrently with the execution of the Issuer SPA, Hanwha Chemical entered into: (i) a Share Purchase Agreement (the “GE SPA”) with Good Energies II LP, a Jersey partnership (“GE II”), pursuant to which GE II agreed to sell to Hanwha Chemical and Hanwha Chemical agreed to purchase from GE II an aggregate of 81,772,950 Ordinary Shares and 1,281,011 ADSs of the Issuer held by GE II LP at a price of $2.29 per Ordinary Share and $11.45 per ADS for total proceeds of $201,927,631.45; and (ii) a Share Purchase Agreement (the “Yonghua Solar SPA” and together with the Issuer SPA and the GE SPA, the “SPAs”) with Yonghua Solar Power Investment Holding, Ltd., a British Virgin Islands company (“Yonghua Solar”), pursuant to which Yonghua Solar agreed to sell to Hanwha Chemical and Hanwha Chemical agreed to purchase from Yonghua Solar an aggregate of 38,634,750 Ordinary Shares at a price of $2.32 per Ordinary Share for total proceeds of $89,632,620. On September 6, 2010, Hanwha Chemical and Hanwha entered into an Assignment and Assumption Agreement, pursuant to which Hanwha Chemical assigned all of its right, title, claim, oblgation and interest in and to each of the SPAs, including the right to acquire the Ordinary Shares and ADSs thereunder, to Hanwha. The transactions contemplated by the SPAs were consummated on September 16, 2010, whereby Hanwha acquired an aggregate of 156,862,789 Ordinary Shares and 1,281,011 ADSs.

Share Lending Agreement

Concurrently with the closing of the transactions contemplated under the SPAs, the Issuer issued an aggregate of 30,672,689 Ordinary Shares (the “Initial Loaned Shares”) to Hanwha pursuant to a Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between Hanwha and the Issuer (the “Share Lending Agreement”), at a price of $0.0001 per Ordinary Share. Subject to the approval of the shareholders of the Issuer, the Issuer may issue Hanwha up to an additional 14,407,330 Ordinary Shares under the Share Lending Agreement at a price of $0.0001 per Ordinary Share (the “Additional Loaned Shares”). Pursuant to the Share Lending Agreement, Hanwha agreed that it holds (and will hold) only the voting rights with respect to any Ordinary Shares issued or issuable to it under the Share Lending Agreement and, subject to applicable law, waived all other rights attaching to or in respect of such Ordinary Shares. The final number of Additional Loaned Shares issuable to Hanwha under the Share Lending Agreement will be based on the number of outstanding ADSs subject to that certain Share Issuance and Repurchase Agreement by and between the Issuer and Morgan Stanley & Co. International PLC or its permitted successors and assigns (the “Dealer”), dated as of January 23, 2008 (the “Dealer Agreement”). The Issuer represented to Hanwha that as of September 16, 2010, an aggregate of 9,019,611 ADSs (the “Loaned ADSs”) were outstanding. In the event the Issuer receives shareholder approval to issue the Additional Loaned Shares to Hanwha and 9,019,611 Loaned ADSs are outstanding under the Dealer Agreement as of the date of such shareholder approval, the Issuer is contractually obligated to issue Hanwha 14,407,330 Additional Loaned Shares on the day immediately following the date the Issuer receives shareholder approval. For each Loaned ADS repurchased by the

Issuer (Y) prior to the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to reduce the number of Additional Loaned Shares issuable to Hanwha by 4.998 Ordinary Shares, and (Z) following the issuance of any Additional Loaned Shares to Hanwha, the Issuer is entitled to repurchase 4.998 Additional Loaned Shares from Hanwha.

Shareholder Agreement

Concurrently with the closing of the transactions contemplated by the Issuer SPA, Hanwha also entered into a Shareholder Agreement with the Issuer, dated as of September 16, 2010 (the “Shareholder Agreement”). The material terms of the Shareholder Agreement are as follows:

Registration Rights and Preemptive Rights

Under the Shareholder Agreement, Hanwha received certain registration rights which give Hanwha the right to demand or participate in registrations of securities of the Issuer with the Securities and Exchange Commission (the “SEC”). In addition, the Issuer granted Hanwha certain preemptive rights that will give Hanwha the right to participate in subsequent offerings of securities by the Issuer, subject to certain limitations.

Board Appointees and Committee Participation

Pursuant to the Shareholder Agreement, Hanwha has the right to appoint up to three members to the Issuer’s board of directors (the “Board”), depending upon Hanwha’s beneficial ownership percentage, as follows: (i) so long as Hanwha beneficially holds at least 40% of the outstanding Ordinary Shares, it will have the right to appoint three members to the Board; (ii) so long as Hanwha beneficially holds at least 25% of the outstanding Ordinary Shares, it will have the right to appoint two members to the Board; and (iii) so long as Hanwha beneficially holds at least 10% of the outstanding Ordinary Shares, it will have the right to appoint one member to the Board. As of the closing of the transactions contemplated under the Issuer SPA, the authorized number of Board members was seven. In addition, under the Shareholder Agreement, Hanwha was granted the right to have at least one of its director nominees appointed to each committee of the Board except for the Audit Committee and the Compensation Committee and any other committee of the Board (other than the Corporate Governance and Nominating Committee) that is required to be comprised solely of independent directors under the Nasdaq Marketplace Rules. Hanwha also was granted certain committee observation rights under the Shareholder Agreement.

Consent Rights

Under the Shareholder Agreement, for so long as Hanwha beneficially holds at least 25% of the outstanding Ordinary Shares, the Issuer is prohibited from taking certain actions without Hanwha’s prior written consent, including, among other actions: (i) amending the Issuer’s organizational documents; (ii) declaring or paying dividends, purchasing, redeeming, retiring or otherwise acquiring for value of its equity, returning any capital or making any distribution of assets to its shareholders as such; (iii) liquidating, dissolving or winding up the Issuer; (iv) merging or consolidating with another entity pursuant to which the holders of the Issuer’s voting equity own less than 50% of the voting securities of the surviving entity; (v) selling, leasing, licensing or disposing of all or substantially all of the Issuer’s assets; (vi) increasing or decreasing the authorized number of members of the Board; (vii) entering into any business other than the solar-related business; or (viii) amending the Issuer’s 3.5% Convertible Senior Notes Due 2018 or the Indenture related thereto.

Standstill and Transfer Restrictions

In consideration of the Issuer granting the foregoing rights to Hanwha pursuant to the Shareholder Agreement, Hanwha agreed that, unless a third party has publicly announced the commencement of an offer to acquire majority control of the Issuer, through September 16, 2011, Hanwha will not, among other things: (i) acquire more than 49.99% of the outstanding Ordinary Shares; (ii) make, or in any way participate in, any solicitation of proxies to vote any voting securities of the Issuer; (iii) make any public announcement with respect to any merger, recapitalization, reorganization, business combination or other extraordinary transaction involving the Issuer; or (iv) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to the foregoing. In addition, Hanwha agreed that, unless a third party has publicly announced the commencement of an offer to acquire majority control of the Issuer, after September 16, 2011, Hanwha will not acquire more than 65% of the outstanding Ordinary Shares unless such acquisition is consummated pursuant to either, in Hanwha’s sole discretion, (a) a tender offer to acquire all of the outstanding Ordinary Shares not owned by Hanwha, which offer is approved by the holders of a majority of the outstanding Ordinary Shares not owned by Hanwha, or (b) a merger or other negotiated transaction with the Issuer, which transaction is approved by the independent members of the Board and the holders of a majority of the outstanding Ordinary Shares not owned by Hanwha. Hanwha further agreed not to sell its Ordinary Shares on or prior to September 16, 2011 without the prior approval of the Issuer’s independent directors, and that after September 16, 2011, it will not sell more than 25% of the total number of issued and outstanding Ordinary Shares during any 12-month period, except in an underwritten public offering or a privately-negotiated transaction. Hanwha further agreed, subject to certain exceptions, that it will not induce, encourage or solicit any employee to terminate his, her or its employment with the Issuer or induce, encourage or solicit any employee to accept employment or a consulting agreement with any other entity during the term of the Shareholder Agreement and for a period of four months thereafter.

Post-Closing Annual Meeting

Pursuant to the Shareholder Agreement, the Issuer also agreed to include the following items on the agenda at the next annual meeting of the shareholders of the Issuer: (i) an increase in the authorized share capital of the Issuer from 500,000,000 Ordinary Shares to 750,000,000 Ordinary Shares, (ii) election of a slate of directors set forth on an exhibit to the Shareholder Agreement, which would include three individuals nominated by Hanwha, and (iii) approval of the Share Lending Agreement, the issuance of the Loaned Shares to Hanwha thereunder and the transfers contemplated thereunder. Under the Shareholder Agreement, Hanwha agreed to vote all of the Ordinary Shares held by it to approve each of the foregoing items.

The foregoing descriptions of the SPAs, the Assignment and Assumption Agreement, the Share Lending Agreement and the Shareholder Agreement are qualified in their entirety by reference to the full texts of the agreements, which are filed as Exhibits 2-7 to this Schedule 13D and incorporated herein by reference.

The Ordinary Shares and ADSs covered by this Schedule 13D were acquired for investment purposes. The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Ordinary Shares, the Issuer’s operations, assets, prospects and business development, the Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Board of Directors, management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase shareholder value. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise (including through the exercise of Hanwha’s preemptive rights under the Shareholder Agreement) or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Hanwha beneficially owns: (i) 163,267,844 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs, and (ii) 45,080,019 Loaned Shares issued or issuable to Hanwha pursuant to the Share Lending Agreement, representing approximately 49.9% of all of the issued and outstanding Ordinary Shares. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 163,267,844 Ordinary Shares owned by Hanwha and the 45,080,019 Loaned Shares issued or issuable to Hanwha pursuant to the Share Lending Agreement. Hanwha Corporation together with its affiliates hold approximately 42.33% of the outstanding common/voting shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 163,267,844 Ordinary Shares owned by Hanwha and the 45,080,019 Loaned Shares issued or issuable to Hanwha pursuant to the Share Lending Agreement. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 35.81% of the outstanding common/voting shares of Hanwha Chemical and Mr. Kim may therefore be deemed to be the beneficial owner of the 163,267,844 Ordinary Shares owned by Hanwha and the 45,080,019 Loaned Shares issued or issuable to Hanwha pursuant to the Share Lending Agreement.

For purposes of this Schedule 13D, the Reporting Persons based the number of outstanding Ordinary Shares on an aggregate of 290,708,739 Ordinary Shares issued and outstanding, as reported in the Issuer’s Report of Foreign Private Issuer on Form 20-F filed with the SEC on May 25, 2010, as amended by the Issuer’s Report of Foreign Private Issuer on Form 20-F/A filed with the SEC on June 29, 2010 (as amended, the “Form 20-F”), plus each of the following: (i) 36,455,089 Ordinary Shares issued to Hanwha on September 16, 2010 pursuant to the Issuer SPA; (ii) 30,672,689 Initial Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; (iii) 14,407,330 Additional Loaned Shares that the Issuer may, subject to the approval of the shareholders of the Issuer, issue to Hanwha pursuant to the terms of the Share Lending Agreement; and (iv) 45,098,055 Ordinary Shares (represented by 9,019,611 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement; for an aggregate total of 417,341,902 outstanding Ordinary Shares.

The Issuer stated in the Form 20-F that it does not believe that the Ordinary Shares represented by the Loaned ADSs will increase the number of Ordinary Shares outstanding. For purposes of calculating beneficial ownership in the Form 20-F, the Issuer excluded the 9,019,611 Loaned ADSs from the number of Ordinary Share equivalents deemed outstanding. As noted in the Form 20-F, the Issuer’s total outstanding Ordinary Shares would have been 335,806,794 if the 9,019,611 Loaned ADSs were included in the calculation of beneficial ownership.

Due to similarities between the Dealer Agreement and the Share Lending Agreement, it is expected that the Issuer would not treat any of the Loaned Shares as outstanding for purposes of calculating the Reporting Persons’ beneficial ownership of the Ordinary Shares.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 163,267,844 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In each case, the Reporting Persons’ beneficial ownership percentage would be approximately 49.9%.

The Issuer also stated in the Form 20-F that during 2009, it issued 2,200,000 Ordinary Shares to its share depository bank which will be used to settle stock option awards upon their exercise (the “Option Reserve Shares”). According to the Issuer’s statements in the Form 20-F, no consideration was received by the Issuer for the issuance of the Option Reserve Shares and any of the Option Reserve Shares not used in the settlement of stock option awards will be returned to the Issuer. The Issuer further stated in the Form 20-F that the Option Reserve Shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore the Issuer excluded the Option Reserve Shares from the computation of earnings per share. Moreover, for purposes of calculating beneficial ownership in the Form 20-F, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D.

(b) Hanwha Solar Holdings Co., Ltd.:

(1) Sole Voting Power: 208,347,863

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 208,347,863

(4) Shared Dispositive Power: 0

Hanwha Chemical Corporation:

(1) Sole Voting Power: 208,347,863

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 208,347,863

(4) Shared Dispositive Power: 0

Hanwha Corporation:

(1) Sole Voting Power: 208,347,863

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 208,347,863

(4) Shared Dispositive Power: 0

Seung-Yeon Kim:

(1) Sole Voting Power: 208,347,863

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 208,347,863

(4) Shared Dispositive Power: 0

(c) The information in Item 4 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information in Item 4 above is incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated as of September 17, 2010, between Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim.

Exhibit 99.2	Share Purchase Agreement, dated as of August 3, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Chemical Corporation.

Exhibit 99.3	Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.4	Share Purchase Agreement, dated as of August 3, 2010, by and between Good Energies II LP and Hanwha Chemical Corporation.

Exhibit 99.5	Share Purchase Agreement, dated as of August 3, 2010, by and between Yonghua Solar Power Investment Holding Ltd. and Hanwha Chemical Corporation.

Exhibit 99.6	Shareholder Agreement, dated as of September 16, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.7	Assignment and Assumption Agreement, dated as of September 6, 2010, by and between Hanwha Chemical Corporation and Hanwha Solar Holdings Co., Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2010	HANWHA SOLAR HOLDINGS CO., LTD.

/S/ JAE CHUN SONG
	Name:	Jae Chun Song
	Title:	Director

Dated: September 23, 2010	HANWHA CHEMICAL CORPORATION

/S/ KI JOON HONG
	Name:	Ki Joon Hong
	Title:	Chief Executive Officer

Dated: September 23, 2010	HANWHA CORPORATION

/S/ YOUNG-SUN NAM
	Name:	Young-Sun Nam
	Title:	Chief Executive Officer

Dated: September 23, 2010	/S/ SEUNG-YOUN KIM
SEUNG-YOUN KIM

SCHEDULE A

SCHEDULE A

Directors and Executive Officers of Hanwha Solar Holdings Co., Ltd.

Name and Title	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Jae Chun Song, Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Vice President of Hanwha Chemical Corporation	Korea

Mr. Kyu Dong Choi, Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Senior Vice President & Chief Officer of Hanwha Chemical Corporation	Korea

Mr. Yung In Yoo, Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Senior Vice President and Chief Financial Officer of Hanwha Chemical Corporation	Korea

SCHEDULE B

SCHEDULE B

Directors and Executive Officers of Hanwha Chemical Corporation

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Seung-Youn Kim, Representative Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Representative Director of Hanwha Chemical Corporation and Hanwha Corporation	Korea

Mr. Ki-Joon Hong, Representative Director, President and Chief Executive Officer	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Representative Director, President and Chief Executive Officer of Hanwha Chemical Corporation	Korea

Mr. Sang-Heum Han, Director, PVC Division	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Director, PVC Division of Hanwha Chemical Corporation	Korea

Mr. Seung-Jong Lee, Independent Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Professor, School of Chemical and Biological Engineering, Seoul National Univ.	Korea

Mr. In-Hyun Chung, Independent Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Deok-Kun Oh, Independent Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Jin-Gyu Lee, Independent Director	Hanwha Chemical Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Professor, the Department of Business Administration, Korea Univ.	Korea

SCHEDULE C

SCHEDULE C

Directors and Executive Officers of Hanwha Corporation

Name and Title	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Seung-Youn Kim, Representative Director	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Representative Director of Hanwha Chemical Corporation and Hanwha Corporation	Korea

Mr. Young-Sun Nam, Representative Director, Explosives Division	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Representative Director, Explosives Division of Hanwha Corporation	Korea

Mr. Tae-Jin Yang, Representative Director, Trade Division	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Representative Director, Trade Division of Hanwha Corporation	Korea

Mr. Kwon-Tae Han, Chief Financial Officer	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Chief Financial Officer of Hanwha Corporation	Korea

Mr.Sung-Wook Jho, Independent Director	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Associate Professor, the Department of Business Administration, Seoul National Univ.	Korea

Mr. Jae-Duk Oh, Independent Director	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Soo-Gi Kim, Independent Director	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Dong-Jin Choi, Independent Director	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Jin-Ho Jung, Independent Director	Hanwha Corporation Hanwha Building, 1, Janggyo-dong, Jung-gu Seoul 100-797, Korea	Independent Director of DPC Corporation	Korea